EXHIBIT 99.9

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

GLOBIS CAPITAL PARTNERS,	:
:
:
Plaintiff,	:
:
- against -	:	C.A. No.
:
MICHAEL FAVIS, JOHN J. SHEA, NICHOLAS A.	:
GIORDANO, JAMES D. McQUAID, SCOTT P. HICKEY,	:
JOEL K. RUBENSTEIN, FOTOBALL USA, INC.	:
and K2, INC.,	:
Defendants.	:
:

CLASS ACTION COMPLAINT

Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

1. Plaintiff has been the owner of approximately 108,000 shares of the common stock of Fotoball USA, Inc. (“Fotoball” or the “Company”) since prior to the transaction herein complained of and continuously to date.

2. Fotoball is a corporation duly organized and existing under the laws of the State of Delaware. The Company manufactures and markets souvenir and promotional products. The Company markets over 500 custom-imprinted sports- and non-sports-related products. The Company’s main product lines are baseballs, footballs, basketball, soccer balls, hockey pucks, lapel pins, playground balls, Softee sports products, bobbleheads and plastic souvenir helmets. The

Company holds licenses with Major League Baseball, the National Football League, the National Hockey League, the National Basketball Association, over a hundred National Collegiate Athletic Association (NCAA) colleges and universities, Warner Bros. Scooby Doo, Marvel’s Spider-Man, Incredible Hulk and X-Men, Nickelodeon’s Blue’s Clues, Mattel’s Barbie and The Coca-Cola Company. The Company maintains its principal offices at 6740 Cobra Way, San Diego, California.

3. K2, Inc. (“K2”) is a Delaware corporation based in Carlsbad, California. K2 is a consumer products company with a primary focus on sporting goods and other recreational products, as well as certain niche industrial products. K2 offers a diverse portfolio of products used primarily in individual sports activities such as fishing, watersport activities, alpine skiing, snowboarding, inline skating and mountain and bicycle motocross (BMX) biking. K2’s sporting goods include several name brand lines such as K2 and Olin alpine skis; K2, Ride, Liquid, 5150 and Morrow snowboards, boots and bindings; K2 inline skates; K2 bikes; Shakespeare and Pflueger fishing rods and reels; Stearns personal flotation devices; rainwear, and outdoor products and K2 backpacks. The Company’s other recreational products include Hilton corporate casual apparel, Planet Earth apparel and Adio and Hawk shoes.

4. Defendant Michael Favis is Chairman and Chief Executive Officer of Fotoball.

5. Defendant Scott P. Dickey is President, Chief Operating Officer and a Director of the Company.

6. Defendant John J. Shea is a Director of the Company.

7. Defendant Nicholas A. Giordano is a Director of the Company.

8. Defendant James D. McQuaid is a Director of the Company.

9. Defendant Joel K. Rubenstein is a Director of the Company.

10. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Fotoball and owe them the highest obligations of good faith, due care, loyalty and fair dealing.

CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

12. This action is properly maintainable as a class action.

13. The class is so numerous that joinder of all members is impracticable. There are approximately 3,651,501 shares of Fotoball common stock outstanding beneficially owned by hundreds, if not thousands, of shareholders.

14. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (b) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

16. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

18. On November 26, 2003, Fotoball announced that it had entered into a definitive agreement to be acquired by K2 in stock-for-stock transaction. The agreement provides for an exchange offer of K2 common shares for Fotoball common shares followed by a merger at the same exchange ratio in which Fotoball USA would become a wholly-owned subsidiary of K2. Based on K2’s closing price on November 26, 2003, the implied value per Fotoball USA share is $4.33. The total value of the transaction is $17.2 million plus assumed liabilities.

19. Under the terms of the merger agreement, K2 will first commence an exchange offer in which tendering Fotoball USA stockholders will receive 0.2757 of a share of K2 common stock for each share of Fotoball USA common stock tendered in the offer. The exchange offer, if completed, will be followed by a back-end merger for the same consideration as offered in the exchange offer. The transaction is expected to be finalized by the end of January 2004.

20. By entering into the agreement with K2, the Fotoball Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Fotoball shareholders.

21. The Individual Defendants failed to make an informed decision, as no market check of the Company’s value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Fotoball’s highest transactional value.

22. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Fotoball. The Individual Defendants’ agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants’ failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Fotoball’s public shareholders.

23. The Individual Defendants’ fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of Fotoball’s net worth as a merger/acquisition candidate; and

(b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Fotoball’s public shareholders.

24. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with K2 without making the requisite effort to obtain the best offer possible.

25. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Fotoball’s assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Fotoball common stock.

26. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

(a) The intrinsic value of Fotoball’s common stock is materially in excess of the consideration offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

(b) The merger consideration is not the result of an appropriate consideration of the value of Fotoball because the Fotoball Board approved the proposed merger without undertaking steps to accurately ascertain Fotoball’s value through open bidding or at least a “market check mechanism”; and

(c) By entering into the agreement with K2, the Individual Defendants have allowed the price of Fotoball stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Fotoball stock.

27. By reason of the foregoing, each member of the Class will suffer irreparable injury absent injunctive relief by this Court.

28. K2 aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the wrongful conduct complained of herein could not have occurred without the knowing participation of K2.

29. Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants as follows:

a.	Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

b.	Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

c.	In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

d.	Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

e.	Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff’s counsel and experts; and

f.	Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

By:	/s/ JOSEPH A. ROSENTHAL
Joseph A. Rosenthal (DSBA No. 234)
919 N. Market Street
Suite 1401 Citizens Bank Center Wilmington, DE 19899-1070
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
10 east 40th Street
New York, NY 10016
(212) 779-1414